ISSUER FREE WRITING PROSPECTUS

(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED APRIL 21, 2006)

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-131794

REGISTRATION STATEMENT NO. 333-134030

ISSUER FREE WRITING PROSPECTUS DATED MAY 11, 2006

BASIN WATER, INC.

COMMON STOCK

This information supplements the Preliminary Prospectus dated April 21, 2006. References to “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus dated April 21, 2006.

Initial Public Offering Price	$12.00 per share (reflecting an increase in the price range from between $8.00 and $10.00 to between $10.00 and $12.00)
Common Stock Offered	6,000,000 shares (reflecting an increase of 1,000,000 shares from that set forth in the preliminary prospectus). Upon completion of this offering, we will have 18,677,672 shares outstanding.
Net Proceeds	We estimate that the net proceeds from our sale of 6,000,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $65.5 million. Our intended use of proceeds is not affected by the increase in the size of the offering or the range of the initial public offering price. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $75.5 million. We intend to use the net proceeds attributable to the increase in the size of the offering and the initial public offering price range for general corporate purposes.
Summary Financial Information	Based on our balance sheet at December 31, 2005, on a pro forma as adjusted basis to give effect to the sale by us of shares of our common stock at a price of $12.00 per share, the receipt of the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of our loan to BWCA I, LLC and the subordinated notes issued to funds affiliated with Cross Atlantic Capital Partners and another purchaser, (1) cash and cash equivalents, (2) working capital, (3) total assets, (4) current portion of notes payable, (5) notes payable, net of current portion and (6) total stockholders’ equity would have been approximately $59,011,000, $63,412,000, $79,448,000, $106,000, $18,000 and $75,666,000, respectively.
Capitalization	Based on our balance sheet at December 31, 2005, on a pro forma as adjusted basis to give effect to the sale by us of shares of our common stock at a price of $12.00 per share, the receipt of the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of our loan to BWCA I, LLC and the subordinated notes issued to funds affiliated with Cross Atlantic Capital Partners and another purchaser and the issuance of 13,000 shares of restricted stock to be granted to our two executive officers upon completion of this offering, (1) cash and cash equivalents, (2) common stock, (3) additional paid-in-capital, (4) accumulated deficiency, (5) total stockholders’ equity and (6) total capitalization would have been approximately $59,011,000, $19,000, $82,094,000, $(6,447,000), $75,666,000 and $75,684,000, respectively.

Dilution

Our pro forma net tangible book value per share before this offering was $0.80 per share, with $0.67 per share representing the increase in net tangible book value per share attributable to conversion of convertible preferred stock. Upon completion of this offering and the sale of 6,000,000 shares offered by us in this offering at an initial public offering price of $12.00 per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2005 would have been approximately $75.2 million, or approximately $4.03 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.23 per share to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $7.97 per share to new investors. At an initial public offering price of $12.00 per share, our existing stockholders paid 17.1% of the total consideration paid for our outstanding shares of common stock and the investors in this offering will have paid 82.9% of the total consideration paid for our outstanding shares of common stock.

If the underwriters exercise their over-allotment option in full, the net tangible book value per share after completion of this offering would be $4.35 per share, the increase in net tangible book value per share to existing stockholders would be $3.55 per share and the dilution in net tangible book value to new investors would be $7.65 per share.

Update on Manufacturing Capacity	Our existing manufacturing facilities can manufacture five systems simultaneously and our current manufacturing plan allows us to process fifteen systems a month on a single shift.
Purchases by Principal Stockholders	BWCA I, LLC, a beneficial holder of greater than 5% of Basin Water’s capital stock, or its affiliates, have indicated an interest in purchasing an aggregate of approximately 250,000 shares of common stock in this offering. BWCA I, LLC beneficially owns 767,450 shares of our common stock before this offering (which represents approximately 5.7% of our total outstanding shares of common stock) and will beneficially own 1,017,450 shares of our common stock after the offering based on the indications (which will represent approximately 5.2% of our total outstanding shares of common stock after the offering).

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE FOLLOWING LINK: http://www.sec.gov/Archives/edgar/data/1352045/000119312506085867/ds1a.htm

ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 800-477-9251.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.